Exhibit-99.Bd.(xv)

SECOND AMENDMENT TO AMENDED AND RESTATED

INVESTMENT SUB-ADVISORY AGREEMENT

Effective January 1, 2008, the Amended and Restated Investment Sub-Advisory Agreement between HL Investment Advisors, LLC and Wellington Management Company, LLP dated as of August 28, 2002, and applicable to Hartford Capital Appreciation HLS Fund and Hartford Small Company HLS Fund, et al. (the “Agreement”), is hereby amended to reflect the following amended fee schedule for the funds listed as per the attached Schedule A:

The sub-advisory fees shall be accrued daily and paid quarterly, based upon the following annual rates and upon the calculated daily net asset values of the Portfolios as follows.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed as of the 1st day of January 2008.

HL INVESTMENT ADVISORS, LLC		WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/Robert Arena	By:	/s/Jonathan M. Payson
	By: Robert Arena		By: Jonathan M. Payson
	Title: Manager and		Title: Sr. Vice President
Senior Vice President

Harford Series Fund, Inc.

Schedule A

Hartford Capital Appreciation HLS Fund

Sub-adv fee schedule [Team 1]

Net Asset Value	Annual Rate
All Assets	0.235%

Sub-adv fee schedule [Team II]

Net Asset Value	Annual Rate
First $250 million	0.500%
Next $250 million	0.450%
Next $500 million	0.400%
Over $1 billion	0.350%

Hartford Small Company HLS Fund

Net Asset Value	Annual Rate
All Assets	0.330%